SENT BY: SECETARIAL DEPT; 29- 5- 3 8:22AM; 603 20306620 => 202 942 9525; #1



GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

03 MAY 23 AM 7:21

SUPPL

28 May 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America



03022518

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Quarterly Report comprising the condensed Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the first quarter ended 31 March 2003 for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

dlw 6/18

Exemption No. 82-4962

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: (212) 815-2276/571-3050

Attention: Ms Violet Pagan

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 302-738-7210

Attention: Mr Donald J. Publisi

Exemption No. 82-4962



Form Version 2.0

Financial Results

Ownership transfer to **GENTING/EDMS/KLSE** on **28-05-2003 06:09:16 PM**

Reference No **GG-030528-7C5EF**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended**	:	**31-03-2003**
*** Quarter**	:	● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**
*** Financial Year End**	:	**31-12-2003**
*** The figures**	:	○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:



1st Grp Qtrly-Rept-2003.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-03-2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31-03-2003	31-03-2002	[illegible]	31-03-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[illegible]	[dd/mm/yyyy] RM'000
1	Revenue	981,055	896,256	981,055	896,256
2	Profit/(loss) before tax	398,333	361,523	398,333	361,523

3	Profit/(loss) after tax and minority interest	195,596	178,193	[illegible]	178,193
4	Net profit/(loss) for the period	195,596	178,193	[illegible]	[illegible]
5	Basic earnings/(loss) per share (sen)	27.77	25.30	[illegible]	25.30
6	Dividend per share (sen)	0.00	0.00	[illegible]	0.00
		AS AT END OF CURRENT QUARTER *		[illegible]	
7	Net tangible assets per share (RM)		9.4000		[illegible]
Remarks :					

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		[illegible]	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	[illegible]	PRECEDING YEAR CORRESPONDING PERIOD
		31-03-2003	31-03-2002	[illegible]	31-03-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[illegible]	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	388,396	342,613	[illegible]	342,613
2	Gross interest income	16,324	10,535	[illegible]	10,535
3	Gross interest expense	17,684	16,656	[illegible]	16,656

Note: The above information is for the Exchange internal use only.

Exemption No. 82-4962



GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022
Website: http://www.genting.com.my

FIRST QUARTERLY REPORT

Quarterly report on consolidated results for the first quarter ended 31 March 2003. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2003

	INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER 31/03/2003 RM'000	PRECEDING YEAR CORRES-PONDING QUARTER 31/03/2002 RM'000	CURRENT YEAR-TO-DATE 31/03/2003 RM'000	PRECEDING YEAR CORRES-PONDING PERIOD 31/03/2002 RM'000
Revenue	**981,055**	896,256	**981,055**	896,256
Cost of sales	**(484,212)**	(483,214)	**(484,212)**	(483,214)
Gross profit	**496,843**	413,042	**496,843**	413,042
Other income	**19,951**	15,202	**19,951**	15,202
Write-off of net goodwill arising on acquisition of additional interest in subsidiary companies/controlling stake in an associated company	**(36,936)**	-	**(36,936)**	-
Other expenses	**(91,462)**	(85,631)	**(91,462)**	(85,631)
Profit from operations	**388,396**	342,613	**388,396**	342,613
Finance cost	**(17,684)**	(16,656)	**(17,684)**	(16,656)
Share of results of associated companies	**27,621**	35,566	**27,621**	35,566
Profit from ordinary activities before taxation	**398,333**	361,523	**398,333**	361,523

Exemption No. 82-4962

GENTING BERHAD
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2003 (cont'd)

	INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER 31/03/2003 RM'000	PRECEDING YEAR CORRES-PONDING QUARTER 31/03/2002 RM'000	CURRENT YEAR-TO-DATE 31/03/2003 RM'000	PRECEDING YEAR CORRES-PONDING PERIOD 31/03/2002 RM'000
Taxation	**(119,548)**	(110,386)	**(119,548)**	(110,386)
Profit from ordinary activities after taxation	**278,785**	251,137	**278,785**	251,137
Minority shareholders' interests	**(83,189)**	(72,944)	**(83,189)**	(72,944)
Net profit for the period	**195,596**	178,193	**195,596**	178,193
Basic earnings per share (sen)	**27.77**	25.30	**27.77**	25.30
Diluted earnings per share (sen)	**27.76**	N/A	**27.76**	N/A

N/A – Not applicable

(The Condensed Consolidated Income Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2002).

Exemption No. 82-4962

GENTING BERHAD
CONDENSED CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2003

	(UNAUDITED) AS AT 31 MAR 2003 RM'000	(AUDITED) AS AT 31 DEC 2002 RM'000
NON-CURRENT ASSETS		
Property, plant and equipment	6,222,364	4,881,449
Real property assets	516,181	525,088
Associated companies	1,953,923	2,431,178
Other long term and deferred assets	58,405	59,485
CURRENT ASSETS		
Property development	91,615	86,957
Inventories	286,792	251,671
Trade & other receivables	487,258	313,175
Amount due from associated companies	535	1,169
Short term investments	1,412,127	1,269,371
Bank balances and deposits	2,106,072	1,626,318
	4,384,399	3,548,661
LESS CURRENT LIABILITIES		
Trade & other payables	610,361	537,933
Short term borrowings	923,873	512,776
Taxation	296,627	260,704
	1,830,861	1,311,413
NET CURRENT ASSETS	2,553,538	2,237,248
	11,304,411	10,134,448
FINANCED BY		
SHARE CAPITAL	352,169	352,169
RESERVES	6,270,291	6,074,051
SHAREHOLDERS' EQUITY	6,622,460	6,426,220
MINORITY INTERESTS	3,002,619	2,404,703
NON-CURRENT LIABILITIES		
Long term loans	974,400	929,788
Other long term and deferred liabilities	704,932	373,737
Total non-current liabilities	1,679,332	1,303,525
	11,304,411	10,134,448
NET TANGIBLE ASSETS PER SHARE (RM)	9.40	9.12

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited financial statements for the financial year ended 31 December 2002).

Exemption No. 82-4962

GENTING BERHAD
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2003

		Non-Distributable			Distributable	
	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Reserve on Exchange Differences RM'000	Unappro-priated Profit RM'000	Total RM'000
Balance at 1 January 2003 as previously reported	352,169	97,803	382,218	57,406	5,581,020	6,470,616
Prior period adjustment - Effect of deferred tax on adoption of MASB 25 [See Note 1(a)]	-	-	(71,569)	-	27,173	(44,396)
As restated	352,169	97,803	310,649	57,406	5,608,193	6,426,220
Net profit/(loss) not recognised in the income statement	-	-	(1,733)	644	1,733	644
Net profit for the financial period	-	-	-	-	195,596	195,596
Balance at 31 March 2003	**352,169**	**97,803**	**308,916**	**58,050**	**5,805,522**	**6,622,460**

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited financial statements for the financial year ended 31 December 2002).

GENTING BERHAD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2003

Exemption No. 82-4962

	CURRENT YEAR-TO-DATE RM'000
CASH FLOWS FROM OPERATING ACTIVITIES	
Profit from ordinary activities before taxation	398,333
Adjustments for:	
Depreciation of property, plant and equipment ("PPE")	68,386
Write-off of net goodwill arising on acquisition of additional interest in subsidiary companies/controlling stake in an associated company	36,936
Finance cost	17,684
Interest income	(16,324)
Share of results of associated companies	(27,621)
Gain on disposal of real property assets and property development	(69,058)
Other non-cash items	1,919
	11,922
Operating profit before changes in working capital	410,255
Net change in current assets	40,300
Net change in current liabilities	(4,253)
	36,047
Cash generated from operations	446,302
Taxation paid	(89,853)
Other net operating receipts	839
	(89,014)
NET CASH INFLOW FROM OPERATING ACTIVITIES	357,288
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of PPE	(134,769)
Investment in associated company	(37,856)
Increase in investments and other long term assets	(2,062)
Interest received	14,034
Acquisition of a subsidiary company *	211,119
Other net receipts from investing activities	2,015
NET CASH INFLOW FROM INVESTING ACTIVITIES	52,481
CASH FLOWS FROM FINANCING ACTIVITIES	
Finance cost paid	(17,881)
Net bank borrowings	231,120
Other net receipts from financing activities	19
NET CASH INFLOW FROM FINANCING ACTIVITIES	213,258
NET INCREASE IN CASH AND CASH EQUIVALENTS	623,027
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	2,766,755
EFFECT OF CURRENCY TRANSLATION	43
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	3,389,825
ANALYSIS OF CASH AND CASH EQUIVALENTS	
Bank balances and deposits	2,106,072
Money market instruments (included in Short term investments)	1,283,807
	3,389,879
Bank overdrafts	(54)
	3,389,825

Exemption No. 82-4962

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2003 (cont'd)

*** ANALYSIS OF THE ACQUISITION OF A SUBSIDIARY COMPANY**
(previously an associated company of the Group)

	CURRENT YEAR-TO-DATE RM'000
Net assets acquired and net cash inflow on acquisition of a subsidiary company are analysed as follows:	
PPE	(1,295,915)
Inventories	(34,401)
Trade and other receivables	(211,329)
Bank balances and deposits	(451,119)
Trade and other payables	64,399
Provision for retirement gratuities	1,149
Taxation	11,119
Short term borrowings	150,000
Long term loan	80,000
Deferred taxation	334,080
Minority interests	546,728
	(805,289)
Net assets attributable to shares previously held and treated as associated company	531,925
Reserve on consolidation	33,364
Total purchase consideration	(240,000)
Bank balances and deposits of subsidiary company acquired	451,119
Net cash inflow on acquisition of a subsidiary company	211,119

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2002).

GENTING BERHAD

NOTES TO THE INTERIM FINANCIAL REPORT – 1ST QUARTER ENDED 31 MARCH 2003

(I) Compliance with MASB 26: Interim Financial Reporting

(a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with MASB 26, "Interim Financial Reporting" and paragraph 9.22 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements. Comparative information on Condensed Consolidated Statement of Changes in Equity and Condensed Consolidated Cash Flow Statement which are required under MASB 26 are however not presented as the Group has applied the exemption provided by the KLSE.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the year ended 31 December 2002. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the year ended 31 December 2002 as well as new approved accounting standards which are effective and applicable in the current financial year.

Consequently, in compliance with MASB 25, Income Taxes, deferred tax liabilities and/or assets are recognised for all temporary differences and this has been applied retrospectively by the Group. However, deferred tax assets are recognised only when it is probable that taxable profits will be available against which the deferred tax asset can be utilised. Deferred tax liability in respect of asset revaluations is also recognised.

The effects of the implementation of MASB 25, which has been applied retrospectively, are summarised below:

i) Impact on Balance Sheet:

Balances as at 31 December 2002:	As previously reported RM'000	Prior period adjustments RM'000	As restated RM'000
Other long term and deferred assets:			
Deferred taxation	18,040	5,604	23,644
Reserves:			
Unappropriated profit	5,581,020	27,173	5,608,193
Revaluation reserve	382,218	(71,569)	310,649
Minority interests	2,432,810	(28,107)	2,404,703
Other long term and deferred liabilities:			
Deferred taxation	66,558	78,107	144,665

The above restatement of the Group's reserves at the beginning of the year has the effect of reducing the Net Tangible Assets per share from RM9.19 as previously reported to RM9.12.

Exemption No. 82-4962

ii) Impact on Income Statement:

Individual quarter and cumulative period to 31 March 2002:	As previously reported RM'000	Prior period adjustments RM'000	As restated RM'000
Taxation	109,412	974	110,386
Minority shareholders' interests	72,704	240	72,944

The above adjustments to the Income Statement has the effect of reducing the Basic Earnings per share from 25.47 sen as previously reported to 25.30 sen.

(b) **Disclosure of Audit Report Qualification and Status of Matters Raised**

The audit report of the Group's annual financial statements for the year ended 31 December 2002 did not contain any qualification.

(c) **Seasonal or Cyclical Factors**

On an overall basis, the business operations of the Group's Leisure & Hospitality Division and Plantation Division are subject to seasonal fluctuations whilst the Paper Division is subject to cyclical fluctuations. The results of the Leisure & Hospitality Division are affected by major festive seasons and holidays. The production of fresh fruit bunches ("FFB") is seasonal in nature and normally peaks in the second half of the year. More detailed commentary is set out in Notes 1 and 2 in Part II of this interim financial report.

(d) **Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow**

Other than as disclosed in the Income Statement, the unusual item included in the current quarter and financial year-to-date is as follows:

The Gross profit includes RM69.1 million gain arising on disposal of approximately 953 acres of land located at Mukim Senai-Kulai, Daerah Johor Bahru, Johor Darul Takzim by Asiatic Indahpura Development Sdn Bhd ("AIDSB"), a wholly owned subsidiary of Asiatic Development Berhad ("ADB"), which in turn is a 54.9% owned subsidiary of the Company, to Ambang Budi Sdn Bhd ("ABSB") for a sale consideration of RM82.7 million.

The related tax charge of RM16.2 million had been provided. The disposal had resulted in a reduction of approximately RM13.6 million in Real property assets of the Group.

The above disposal had no cashflow effect as the sale consideration of the above disposal was utilised to set off the following interdependent transactions with ABSB:

i) The purchase consideration of RM77.3 million on the acquisition of the remaining 30% equity interest in AIDSB; and

ii) The borrowings of RM5.4 million from ABSB which pursuant to a deed of settlement was settled on 1 March 2003 along with the completion of the above disposal.

(e) **Material Changes in Estimates**

There have been no significant changes made in estimates of amounts reported in prior interim periods of the current financial year-to-date or changes in estimates of amounts reported in prior financial years.

(f) **Changes in Debt and Equity Securities**

There were no issuance, resale and repayment of debt and equity securities, shares cancellation and shares repurchased for the current financial year-to-date.

(g) **Dividends Paid**

No dividend has been declared or recommended for the current quarter.

(h) **Segment Information**

Segment analysis for the current financial year-to-date is set out below:

	Leisure & Hospitality RM'000	Plantations RM'000	Properties RM'000	Paper RM'000	Oil & Gas RM'000	Power RM'000	Others RM'000	Eliminations RM'000	Total RM'000
1st Quarter ended 31 March 2003:									
Revenue									
External	687,112	81,530	92,343	104,506	13,017	-	2,547	-	981,055
Inter segment	289	-	3,588	-	-	-	16,465	(20,342)	-
	687,401	81,530	95,931	104,506	13,017	-	19,012	(20,342)	981,055
Results									
Segment profit/(loss)	286,528	39,584	72,403	11,673	7,649	(6,754)	(9,964)	7,889	409,008
Write-off of net goodwill arising on acquisition of additional interest in subsidiary companies/controlling stake in an associated company	-	-	-	-	-	-	(36,936)	-	(36,936)
Interest income	-	-	-	-	-	-	-	-	16,324
Finance cost	-	-	-	-	-	-	-	-	(17,684)
Share of profit/(loss) of associated companies	(2,380)	692	152	-	-	29,157	-	-	27,621
Profit from ordinary activities before taxation	-	-	-	-	-	-	-	-	398,333
Taxation	-	-	-	-	-	-	-	-	(119,548)
Profit from ordinary activities after taxation	-	-	-	-	-	-	-	-	278,785
Minority shareholders' interests	-	-	-	-	-	-	-	-	(83,189)
Net profit for the period	-	-	-	-	-	-	-	-	195,596

(i) **Valuation of Property, Plant and Equipment**

Property, plant and equipment, which are stated at revalued amounts, have been brought forward without amendment from the previous annual financial statements.

(j) **Material Events Subsequent to the End of Financial Period**

There were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the current financial year-to-date.

(k) **Changes in the Composition of the Group**

On 26 April 2002, the Company announced that Mastika Lagenda Sdn Bhd ("Mastika"), an indirect 97.7% owned subsidiary of the Company, entered into a Sale and Purchase Agreement with Tenaga Nasional Berhad ("TNB") for the purchase of TNB's entire 20% equity interest in Genting Sanyen Power Sdn Bhd ("GSP"), for a total cash consideration of RM240.0 million ("The Proposed Acquisition"). Prior to The Proposed Acquisition, Mastika had held a 40% stake in GSP.

The completion of The Proposed Acquisition on 24 March 2003 has rendered GSP to be a 60% owned subsidiary of Mastika. The completion of The Proposed Acquisition is not expected to have any material effect on the Net Tangible Assets per share and Earnings per share respectively of the Group.

Other than the above, there were no other material changes in the composition of the Group during the current financial year-to-date.

(l) **Changes in Contingent Liabilities or Contingent Assets**

There were no material changes in the contingent liabilities or contingent assets since 31 December 2002, other than that disclosed in Note 11 in Part II of this interim financial report.

(m) **Capital Commitments**

Capital commitments in respect of property, plant and equipment not provided for in this interim financial report as at 31 March 2003 are as follows:

	RM'000
Contracted	188,447
Not contracted	487,847
	676,294

GENTING BERHAD

ADDITIONAL INFORMATION REQUIRED BY THE LISTING REQUIREMENTS OF THE KUALA LUMPUR STOCK EXCHANGE – 1ST QUARTER ENDED 31 MARCH 2003

(II) Compliance with Appendix 9B of the Listing Requirements

1. Review of Performance

The comparison of the quarterly results are tabulated below:

	Individual Quarter			Preceding Quarter	
	2003 RM'million	2002 RM'million	% +/-	4Q 2002 RM'million	% +/-
Revenue					
Leisure & Hospitality	687.1	654.2	+5	706.3	-3
Plantations	81.5	53.9	+51	85.2	-4
Properties	9.7	10.2	-5	18.0	-46
Paper	104.5	87.3	+20	95.1	+10
Oil & Gas	13.0	10.8	+20	16.0	-19
Others*	2.6	79.9	-97	4.3	-40
	898.4	896.3	-	924.9	-3
Proceeds from disposal of land	82.7	-	N/A	-	N/A
	981.1	896.3	+9	924.9	+6
Profit before tax and unusual items					
Leisure & Hospitality	286.5	304.6	-6	312.3	-8
Plantations	39.3	18.7	>100	36.8	+8
Properties	3.3	3.2	+3	26.5	-88
Paper	11.7	(4.6)	>100	7.6	+54
Oil & Gas	7.6	4.5	+69	2.3	>100
Others	(8.5)	5.6	>100	(26.7)	+68
	339.9	332.0	+2	358.8	-5
Interest income	16.3	10.6	+54	16.4	-1
Finance cost	(17.7)	(16.7)	-6	(18.9)	+6
Gain of disposal of land	69.1	-	N/A	-	N/A
Write-off of net goodwill arising on acquisition of additional interest in subsidiary companies/ controlling stake in an associated company	(36.9)	-	N/A	-	N/A
Share of results of associated companies	27.6	35.6	-22	4.0	>100
Profit before tax	398.3	361.5	+10	360.3	+11

* Included in 'Revenue-Others' of the preceding year corresponding quarter is an amount of RM77.7 million relating to proceeds arising from disposal of quoted securities.

Exemption No. 82-4962

The Group registered a revenue and profit before tax of RM981.1 million and RM398.3 million respectively for the current quarter compared to a revenue and profit before tax of RM896.3 million and RM361.5 million respectively in the preceding year corresponding quarter.

The Leisure & Hospitality Division has recorded a lower profit before tax in the current quarter due mainly to higher donations made in the current quarter amounting to RM22.5 million.

The Plantations Division has shown an overall improvement mainly attributable to higher palm product prices and FFB production along with profit contribution from the newly acquired oil palm estates.

The improved performance of the Paper Division is mainly attributable to the higher volume sold and higher selling prices.

There is a share of losses of RM2.4 million from Star Cruises Limited ("SCL"), an associated company of the Group compared to a share of profit of RM5.9 million in the preceding year corresponding quarter.

The current quarter's income of Genting Sanyen Power Sdn Bhd ("GSP"), an indirect 60% owned subsidiary of the Company as at 24 March 2003, continues to be equity accounted in the current period as the completion of the acquisition by the Company of the additional controlling stake of 20% was only achieved towards the end of the quarter. The effect of not consolidating the results of GSP for the period 24 March 2003 to 31 March 2003 is immaterial.

2. **Material Changes in Profit Before Taxation for the Current Quarter as compared with the immediate Preceding Quarter**

The Group registered a profit before tax of RM398.3 million in the current quarter as compared to RM360.3 million in the preceding quarter.

The higher profit before tax is mainly due to share of lower losses from SCL of RM2.4 million as compared to share of losses from SCL of RM25.1 million in the preceding quarter. The profit before tax in the preceding quarter had also been affected by the write-down of investment and fixed assets written off of RM38.7 million.

The underlying performance of the Leisure & Hospitality Division was weaker in the current quarter compared to the preceding quarter. This was mainly due to lower visitor arrivals as there were fewer festive seasons and school holidays in this quarter compared to the preceding quarter. The lower profit was also mainly attributable to higher donations made in the current quarter amounting to RM22.5 million.

The profit from the Property Division in the current quarter is lower than the preceding quarter as a result of lower billings recorded. The preceding quarter's profit had also included a gain arising from the disposal of the Group's interest in the Regent Development site in Sydney, Australia to subsidiaries of Centrepoint Properties Limited.

The Plantations profit is higher in the current quarter mainly due to higher selling prices of palm products.

3. **Prospects**

The operating business conditions for the Leisure & Hospitality Division for the year are expected to be challenging in view of the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the Asian region which has adversely affected the tourism industry in the region. The performance of this Division for the year is likely to be adversely affected by the SARS outbreak in the region and the uncertainties in the global economic environment.

The newly acquired oil palm estates along with overall improvement in yields are expected to boost FFB production of the Plantations Division in the current financial year. The operating performance of this Division for the current financial year is expected to be satisfactory.

Barring any unforeseen circumstances, the Directors are of the opinion that the performance of the other Divisions in the Group is expected to be satisfactory for the current financial year.

4. **Variance of Actual Profit from Forecast Profit**

The Group did not issue any profit forecast or profit guarantee for the year.

5. **Taxation**

The breakdown of tax charges for the current quarter and financial year-to-date are as set out below:

	Current quarter and financial year-to-date RM'000
Current taxation charge	
Malaysian income taxation charge	115,298
Foreign income taxation	12
	115,310
Deferred taxation credit	(4,579)
Share of taxation of associated companies	8,776
	119,507
Prior period taxation	
Deferred tax under provided	41
	119,548

The effective tax rate of the Group for the current quarter and financial year-to-date, is higher than the statutory tax rate mainly due to non-deductibility of certain expenses for tax purposes. This includes, primarily, the write-off of goodwill arising on acquisition of additional interest in subsidiary companies/controlling stake in an associated company for a net amount of RM36.9 million as disclosed in the Income Statement.

6. **Profit on Sale of Unquoted Investments and/or Properties**

The results for the current quarter and financial year-to-date do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business of the Group.

7. **Quoted Securities other than Securities in Existing Subsidiary and Associated Companies**

(a) There were no dealings in quoted securities for the current quarter and financial year-to-date.

(b) The details of the investments in quoted shares, excluding subsidiary companies and associated companies, as at 31 March 2003 are as set out below:

	RM'000
Total investments at cost	196,590
Total investments at book value	128,608
Total investments at market value	130,310

8. **Status of Corporate Proposals Announced**

(a) On 26 April 2002, the Company announced that Mastika Lagenda Sdn Bhd ("Mastika"), an indirect 97.7% owned subsidiary of the Company, entered into a Sale and Purchase Agreement with Tenaga Nasional Berhad ("TNB") for the purchase of TNB's entire 20% equity interest in Genting Sanyen Power Sdn Bhd ("GSP") for a total cash consideration of RM240.0 million ("The Proposed Acquisition"). Prior to The Proposed Acquisition, Mastika had held a 40% stake in GSP.

The Proposed Acquisition has been completed on 24 March 2003 ("Completed Acquisition") and the Completed Acquisition has rendered GSP to be a 60% owned subsidiary of Mastika.

The Completed Acquisition is not expected to have any material effect on the Net Tangible Assets per share and Earnings per share respectively of the Group.

(b) On 22 May 2002, the Company announced that Mastika had entered into a Share Sale Agreement ("SSA") with TNB on 21 May 2002 for the acquisition of TNB's 40% stake in Sepang Power Sdn Bhd ("SPSB") for a total cash consideration of RM65.7 million ("Proposed Share Acquisition"). In the SSA, both parties have agreed that subject to the approval of all relevant authorities, SPSB's power plant will be developed as a coal fired power plant instead of a gas fired power plant as originally approved and will be commissioned no earlier than Year 2007.

An initial payment of 10% of the purchase consideration amounting to RM6.57 million has been paid and the balance of 90% will be paid on the Completion Date which is within 14 days after all Conditions Precedent are satisfied.

As at 21 May 2003, the completion of the Proposed Share Acquisition is still outstanding pending the execution of the shareholder's agreement.

(c) On 28 April 2003, the Company announced that the present mandate granted by the shareholders of the Company on 25 June 2002 for the Share Buy-Back will expire at the conclusion of the forthcoming Annual General Meeting of the Company. In this regard, the Company proposed to seek a fresh authorisation from its shareholders at an Extraordinary General Meeting to be convened to authorise the purchase of the Company's shares of up to 10% of the issued and paid-up share capital of the Company comprising 704,338,954 ordinary shares of RM0.50 each as at 28 April 2003 ("the Proposed Share Buy-Back").

As at 21 May 2003, the Proposed Share Buy-Back is subject to the approval of the shareholders of the Company at an EGM to be convened.

9. **Group Borrowings and Debt Securities**

The details of the Group's borrowings and debt securities as at 31 March 2003 are as set out below:

	Secured/ Unsecured	Foreign Currency '000	RM Equivalent '000
Short term borrowings	Unsecured	USD 66,000 SGD 100,000 AUD 23 -	252,091 221,608 54 450,120
Long term loans	Unsecured	USD 213,000 -	809,400 165,000

10. Off Balance Sheet Financial Instruments

As at 21 May 2003, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Dates	Expiry Dates
US Dollars	92,423	11/06/2002 to 21/05/2003	23/05/2003 to 26/04/2004
Swiss Francs	8,839	24/04/2003	30/05/2003 to 31/12/2003
Euro	86	31/01/2003 to 30/04/2003	30/05/2003
Australian Dollars	11	21/05/2003	27/05/2003

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) Singapore Dollar ("SGD")/US Dollar ("USD") Cross-Currency Swap ("CCS")

The Group issued Euro Medium Term Notes ("Notes") for SGD100 million. These Notes which were issued at fixed interest rate on 26 May 2000 are due to mature on 26 May 2003.

The Group entered into two CCS agreements, the first on the issue date of the Notes and the second on 3 August 2000. The effect of the two CCS agreements is to convert the SGD Notes into a fixed rate USD liability. The swaps terminate on the maturity of the Notes which is 26 May 2003.

The above USD liability, together with other USD borrowings, was subsequently hedged into Ringgit Malaysia using forward foreign currency contracts, which have been included in the outstanding foreign exchange contracts in note (a) above. The foreign currency exposure has been hedged to the extent permitted by the Central Bank's exchange control regulations.

(c) USD Interest Rate Swap ("IRS")

i) The Group also issued Notes for USD26 million on 16 June 2000. These Notes are due to mature on 16 June 2003.

The Group entered into an IRS agreement on 8 August 2000 and the effect of this transaction is to effectively fix the interest rate payable on that tranche of the loan.

The swaps terminate on the maturity of the loan, i.e. 16 June 2003.

ii) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Initial Contract Amounts USD'000	Outstanding Amounts USD'000
13 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
16 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
22 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
30 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
08 May 2002	25 July 2002	25/04/2005	10,000	10,000
08 May 2002	25 July 2002	25/04/2006	10,000	10,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

iii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR.

The Group intends to enter into further interest rate swaps to manage the Group's exposure to interest rate fluctuations for the remaining portion of the loans amounting to USD113 million.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials paid or received under the swap agreements are recognised over the terms of the agreements in interest expense. The underlying foreign currency liabilities, which have been effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their contracted rates.

11. **Changes in Material Litigation**

On 30 October 2002, Asiatic Development Berhad ("ADB"), a 54.9% owned subsidiary of the Company, announced that it had been named as one of the defendants together with Tanjung Bahagia Sdn Bhd ("TBSB"), a wholly owned subsidiary of ADB and three other parties in the Writ of Summons dated 11 October 2002 in the High Court of Sabah and Sarawak at Kota Kinabalu ("the Suit"). The Suit was instituted by natives claiming Native Customary Rights over the land acquired by TBSB from Hap Seng Consolidated Berhad, as announced on 20 June 2001, ("the Tongod land") or part thereof.

Subsequently, the plaintiffs had also applied for an interlocutory injunction to restrain ADB and TBSB from entering, trespassing, clearing, using or occupying the Tongod land or part thereof ("the Injunction"). ADB's solicitors are of the opinion that the plaintiffs' action is unsustainable and misconceived and it is unlikely for the plaintiffs to succeed.

Exemption No. 82-4962

ADB and TBSB had on 26 February 2003 filed an application to strike out the Suit. The application was heard on 25 March 2003 and the parties were ordered by the Court to file written submissions. All written submissions have been filed in Court and the matter had been fixed for ruling/further oral submissions on 13 June 2003.

As at 21 May 2003, the Court has yet to fix a date for hearing of the Injunction. However, in the event that the application for striking out of the Suit is successful, the Injunction would also be dismissed.

Other than the above, there are no other changes in material litigation since the last financial year ended 31 December 2002 and up to 21 May 2003.

12. **Dividend Proposed or Declared**

No dividend has been proposed or declared for the current quarter.

13. **Earnings Per Share ("EPS")**

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are as follows:

	Current quarter and financial year-to-date RM'000
Net profit for the period (used as numerator for the computation of Basic EPS)	195,596
Dilution of earnings on potential exercise of Employee Share Options ("ESOS") awarded to executives of Asiatic Development Berhad, a 54.9% owned subsidiary of the Company	(52)
Dilution of earnings on potential exercise of ESOS awarded to executives of Resorts World Bhd, a 55.5% owned subsidiary of the Company	(15)
Net profit for the period (used as numerator for the computation of Diluted EPS)	195,529

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are as follows:

	Current quarter and financial year-to-date No. of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	704,338,954
Adjustment for share options granted under Tranche 2 of the New ESOS to executives of Genting Berhad	4,095
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	704,343,049

As at 31 March 2003, the Company has 679,000 and 7,016,000 unissued ordinary shares outstanding under the previous executive share option scheme ("Previous ESOS") and the new executive share option scheme ("New ESOS") respectively. The outstanding options under the Previous ESOS are due to expire on 15 December 2004. The New ESOS became effective on 12 August 2002 for a duration of ten years and expire on 11 August 2012. Tranche 1 of the New ESOS comprising of 6,954,000 ordinary shares was offered on 2 September 2002 whilst Tranche 2 comprising 62,000 ordinary shares was offered on 29 November 2002. The eligible executives of the Group who hold the outstanding options of the Previous ESOS are allowed to participate in the New ESOS provided that they surrender their outstanding options under the Previous ESOS before participating in the New ESOS.

By order of the Board

TAN SRI LIM GOH TONG
Chairman
28 May 2003